UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Covia Holdings Corporation

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

22305A103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 22305A103	Page 2

1	NAME OF REPORTING PERSONS
ASP FML Holdings, LLC (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

13G

CUSIP No. 22305A103	Page 3

1	NAME OF REPORTING PERSONS
ASP FML Investco, LLC (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

13G

CUSIP No. 22305A103	Page 4

1	NAME OF REPORTING PERSONS
American Securities Partners V, L.P. (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

13G

CUSIP No. 22305A103	Page 5

1	NAME OF REPORTING PERSONS
American Securities Partners V(B), L.P. (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

13G

CUSIP No. 22305A103	Page 6

1	NAME OF REPORTING PERSONS
American Securities Partners V(C), L.P. (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

13G

CUSIP No. 22305A103	Page 7

1	NAME OF REPORTING PERSONS
ASP FML Co-Invest I, LLC (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

13G

CUSIP No. 22305A103	Page 8

1	NAME OF REPORTING PERSONS
American Securities Associates V, LLC (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

13G

CUSIP No. 22305A103	Page 9

1	NAME OF REPORTING PERSONS
American Securities LLC (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO; IA

13G

CUSIP No. 22305A103	Page 10

1	NAME OF REPORTING PERSONS
ASP Manager Corp. (See Item 2(a))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (See Item 4)

	6	SHARED VOTING POWER
0 (See Item 4)

	7	SOLE DISPOSITIVE POWER
0 (See Item 4)

	8	SHARED DISPOSITIVE POWER
0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item1(a).	Name of Issuer:

Covia Holdings Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Summit Park Drive, Suite 700
Independence, Ohio 44131

Item 2(a).	Name of Person Filing:

This statement is filed by (i) ASP FML Holdings, LLC (“ASPFML Holdings”), (ii) ASP FML Investco, LLC (“ASPFML Investco”), the owner of a majority of the membership interests in ASPFML Holdings, (iii) American Securities Partners V, L.P., American Securities Partners V(B), L.P., and American Securities Partners V(C), L.P. (together, the “Sponsors”), and ASP FML Co-Invest I, LLC (“ASPFML Coinvest”), the owners of a majority of the membership interests in ASPFML Investco, (iv) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor, (v) American Securities LLC (“ASLLC”), which provides investment advisory services to each Sponsor and to the GP, and (vi) ASP Manager Corp., a wholly owned subsidiary of ASLLC and the manager of ASPFML Holdings, ASPFML Investco, and ASPFML Coinvest (each a “Reporting Person” and collectively, the “Reporting Persons”).

An agreement among the Reporting Persons that this Schedule 13G, and any subsequent amendments thereto, is filed on behalf of each of them is attached hereto as Exhibit I.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.

Item 2(c).	Citizenship:

Each of ASPFML Holdings, ASPFML Investco, ASPFML Coinvest, the GP and ASLLC is a Delaware limited liability company. Each of the Sponsors is a Delaware limited partnership. ASP Manager Corp. is a Delaware corporation.

Item 2(d).	Title and Class of Securities:

Common Stock, $0.01 par value per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

22305A103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock are incorporated by reference.

As of December 31, 2019, ASPFML Holdings was the direct owner of, and had the power to vote and to dispose or direct the disposition of 0 shares of Common Stock, representing approximately 0.0% of the shares of Common Stock outstanding. Each of ASPFML Invesco, the Sponsors, ASPFML Coinvest, the GP, ASLLC and ASP Manager Corp. may also be deemed to be the beneficial owners of the shares directly owned by ASPFML Holdings, if any, as a result of their relationship to ASPFML Holdings.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [_X_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

ASP FML HOLDINGS, LLC
By: ASP Manager Corp., its Manager

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		President

ASP FML INVESTCO, LLC
By: ASP Manager Corp., its Manager

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		President

AMERICAN SECURITIES PARTNERS V, L.P.
By: American Securities Associates V, LLC, its general partner

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member

AMERICAN SECURITIES PARTNERS V(B), L.P.
By: American Securities Associates V, LLC, its general partner

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member

AMERICAN SECURITIES PARTNERS V(C), LLC
By: American Securities Associates V, LLC, its general partner

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member

ASP FML CO-INVEST I, LLC
By: ASP Manager Corp., its Manager

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		President

AMERICAN SECURITIES ASSOCIATES V, LLC

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		Managing Member

AMERICAN SECURITIES LLC

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		President and Chief Executive Officer

ASP MANAGER CORP.

By:	/s/	Michael G. Fisch
Name:		Michael G. Fisch
Title:		President

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated February 13, 2020, by and among the Reporting Persons